Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For February 27, 2004

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

NEWS RELEASE

Board of Directors

The Board of Gallaher Group Plc announces the appointment of Mr Ronnie Bell as a non-executive director with effect from 8th March 2004.

27th February 2004

For further information, contact:

Claire Jenkins – Director, Investor Relations	Tel:	01932 859 777

Anthony Cardew – CardewChancery	Tel:	020 7 930 0777

Registered Office: Members Hill, Brooklands Road, Weybridge, Surrey KT13 0QU, UK
Tel: +44 (0) 1932 859777 Fax: +44 (0) 1932 832792 e-mail: ir@gallaherltd.com www.gallaher-group.com
Registered in England Number 3299793

Notes to Editors

–	Ronnie Bell (aged 53) spent his 30 year executive career with Kraft Foods, Inc., the world’s second largest food company. During his career, he built extensive experience in international brand development and distribution. Following a series of international marketing and business development roles, he assumed his first country general management role, for the UK and Republic of Ireland, in 1990. He then widened his responsibilities geographically to include 16 European countries, overseeing Kraft’s pan-European expansion of key brands. Mr Bell retired from his position as executive vice president Kraft Foods, Inc., and president of Kraft Foods European Union region, at the end of 2003.

–	The Board confirms that an external search consultancy performed key services in the recruitment of Mr Bell, and, having regard to the provisions of paragraph A.3.1 of the New Combined Code, the Board, based upon recommendations from the nomination committee, has determined that Mr Bell satisfies the independence criteria of the New Combined Code.

–	Gallaher Group Plc, the international tobacco manufacturing and wholesale company with headquarters in the UK, has leading positions in Austria, Estonia, Germany, Greece, Kazakhstan, the Republic of Ireland, Russia, Sweden and the UK. Gallaher's comprehensive brand portfolio includes Benson & Hedges, Silk Cut, Mayfair, Sovereign, Sobranie, Dorchester, Troika, LD, Memphis, Meine Sorte, Ronson, Blend, Hamlet, Old Holborn, Amber Leaf and Condor.

The Group employs over 10,000 people, with manufacturing plants in the UK, Russia, Kazakhstan, Austria, Sweden, Poland and Ukraine. Gallaher's shares are listed on the London Stock Exchange and its ADRs are traded on the New York Stock Exchange.

Information required on the Appointment of a New Director

Ronnie Bell

1)	Details of all directorships held by the Director in any other publicly quoted company and the names of all companies and partnerships of which such person has been a director or partner at any time in the previous five years.

	–	Kraft Foods International (EU) Ltd (resigned December 2003)

	–	United Biscuits Group (Investments) Ltd (resigned March 2001)

2)	Details of any: unspent convictions in relation to indictable offences; bankruptcies or individual voluntary arrangements; receiverships, compulsory liquidations, creditors’ voluntary liquidations, administrations, company voluntary arrangements or any composition or arrangements with its creditors generally or any class of its creditors of any company where such person was a director with an executive function at the time of or within 12 months preceding such events; compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where such person was a partner at the time of or within the 12 months preceding such events; receiverships of any asset of such person or of a partnership of which the person was a partner at the time of or within the 12 months preceding such event; and, public criticisms of such person by statutory or regulatory authorities (including recognised professional bodies) and whether such person has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

None.

3)	Details of any actual or beneficial interest in Gallaher Group Plc and/or any of its associated companies.

None.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: February 27, 2004	Title:	Deputy Company Secretary